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EXHIBIT (a)(5)(B)

Sanmina-SCI Announces Preliminary Results
of Tender Offer for Zero Coupon Convertible Subordinated Debentures due 2020

        SAN JOSE, CA-March 21, 2005—Sanmina-SCI Corporation (NASDAQ: SANM) today announced preliminary results of its previously announced tender offer for up to $735,632,000 aggregate principal amount at maturity of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020 (the "Debentures"). The tender offer expired at 12:00 midnight, New York City time, on Friday, March 18, 2005.

        Based on a preliminary count, Sanmina-SCI has been advised by the exchange agent that, as of 12:00 midnight, on Friday, March 18, 2005, approximately $843.3 million aggregate principal amount at maturity of the Debentures or approximately 73.7 percent of the total outstanding Debentures, were validly tendered and not withdrawn in response to the tender offer. In accordance with the terms of the tender offer, Sanmina-SCI has accepted for repurchase on a pro rata basis approximately $735.6 million aggregate principal amount at maturity of the validly tendered Debentures at a purchase price of $543.75 for each $1,000 principal amount at maturity. The final results of the tender offer will be announced promptly after verification by the exchange agent. Because more of the Debentures were validly tendered (and not withdrawn) than are being accepted for payment, Sanmina-SCI expects to apply a proration factor of approximately 87.2% to all Debentures accepted for payment in the offer. The final proration factor is subject to verification by the depositary.

        Banc of America Securities LLC is the exclusive dealer manager for the tender offer, Georgeson Shareholder Communications Inc. is the information agent, and Wells Fargo Bank, N.A., is the depositary. Copies of the offer to purchase, letter of transmittal and related documents may be obtained at no charge from the information agent at (212) 440-9800 (banks and brokerage firms) and (800) 456-6112 (all others), or from the SEC's web site at www.sec.gov. Questions and requests for assistance concerning the offer may be directed to Banc of America Securities LLC, at (212) 933-2200 (collect) or (888) 583-8900 x2200 (toll free).

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  EXHIBIT (a)(5)(B)
Sanmina-SCI Announces Preliminary Results of Tender Offer for Zero Coupon Convertible Subordinated Debentures due 2020